August 23, 2007

Via EDGAR

Mr. Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20459-7010

Re:	Praxair, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

File No. 001-11037

Dear Mr. O’Brien:

In the following responses to your letter dated August 16, 2007, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your request for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2296 or Chuck Jacobson, Assistant Controller, at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick M. Clark
Patrick M. Clark
Vice President and Controller

Form 10-K for Fiscal Year Ended December 31, 2006

Item 9a.	Controls and Procedures, page 13

1. Comment: We note your disclosure that your chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. Please revise, in future filings, your definition to also clarify, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

Response: We will revise future filings (effective with Praxair’s 2007 third quarter Form 10–Q) to include the following language regarding our conclusions as to the effectiveness of the company’s disclosure controls and procedures:

“Based on an evaluation of the effectiveness of Praxair’s disclosure controls and procedures, which was made under the supervision and with the participation of management, including Praxair’s principal executive officer and principal financial officer, the principal executive officer and principal financial officer have each concluded that, as of the end of the quarterly periods covered by this report, such disclosure controls and procedures are effective.”

Note 6. Income Tax, page 50

2. Comment: We note that you have recorded a 100% valuation allowance related to $230 million of NOLs in a Brazilian subsidiary. Tell us supplementally and expand future filings to address why this valuation allowance is necessary. Specifically address the financial condition of this subsidiary and whether the valuation allowance is an indicator that its long-term assets, including goodwill, may be impaired.

Response:

Valuation Allowance

In Brazil, Praxair currently conducts its operations through 15 separate legal entities (“subsidiary companies”). Although these subsidiary companies are consolidated for financial reporting purposes, income tax return consolidation is not allowed in Brazil. As a result, net operating losses (NOLs) from one subsidiary company cannot be used to offset the taxable income of another subsidiary company.

The majority of Praxair’s $230 million NOL carryforward in Brazil is concentrated in one subsidiary company, White Martins Gases Industriais Ltda. (Gilda). Gilda is a wholly owned subsidiary of Praxair. Gilda’s NOL carryforward was generated primarily between 1997 to 2002 from interest deductions and devaluation losses related to cross-border financing transactions, not underlying operations.

In accordance with SFAS 109, Accounting for Income Taxes, Praxair establishes valuation allowances related to NOLs when management determines, using its best judgment, that it is more likely than not that the NOL will not be realized in the foreseeable future. This judgment is made considering all positive and negative evidence, including but not limited to, future projections and available tax strategies. In the case of Gilda, Praxair has not utilized any of Gilda’s NOL carryforward for the last ten years and projections indicate that the NOL carryforwards will not be utilized in the foreseeable future due to the utilization of available tax strategies that will continue to eliminate future taxable income generated from operations. Under Brazilian tax rules, NOL carryforwards cannot reduce taxable income by more than 30% in any given year. Due to this 30% NOL limitation, Praxair continues to implement tax strategies in Gilda to completely eliminate taxable income generated from operations because this is more cash efficient than utilizing the NOL carryforward.

In response to the SEC staff’s request we will expand our disclosures included in Note 6, Income Taxes, to the consolidated financial statements to more fully explain why the valuation allowance in Brazil is necessary. We will include wording similar to the following in our December 31, 2007 consolidated financial statements (see bold text):

“…….Of this amount, $230 million relates primarily to NOLs in a Brazilian subsidiary, for which Praxair has a 100% valuation allowance. This valuation allowance is required because management has determined, based on financial projections and available tax strategies, that it is unlikely that any of the NOLs will be utilized in the foreseeable future.”

Impairments

The financial condition of our Brazilian business, including Gilda, is strong and the business generates considerable operating income and operating cash flows. Such cash flows are being re-invested in new business opportunities in Brazil. Because of this and the reasons behind the generation of the initial NOLs, we do not consider the NOL carryforward in Gilda to be an indicator of impairment.

In accordance with SFAS 142, Goodwill and Other Intangible Assets, and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we regularly evaluate our Brazilian long-term assets, including goodwill, for impairment, as required. Currently, there are no impairments related to these assets and management is not aware of any developments that would change that conclusion.

Form 10-Q For the Fiscal Quarter Ended March 31, 2007

Note 11. Income Taxes - Adoption of FIN 48

3. Comment: We note your disclosure regarding the $309 million reserves for unrecognized income tax benefits as well as accrued interest and penalties of $31 million that if recognized would be recorded as a benefit to income tax expense. Please revise future filings to clarify where you have classified this on your balance sheet and tell us how your classification complies with paragraph 17 of FIN 48.

Further tell us how you have considered the sufficiency of your contractual obligation table in your Form 10-K in light of these unrecognized tax benefits. Note that a narrative disclosure should be provided for any material effects of FIN 48 liabilities in the prior year end table of contractual obligations based on Instruction 7 to Regulation S-K Item 303 (b) in your interim periods. Please revise future filings accordingly.

Response:

Classification of FIN 48 Reserves

In future filings, we will revise our disclosures to clarify where the tax reserves are recorded on the consolidated balance sheet. In our December 31, 2007 financial statements, we plan to revise Note 8, Supplementary Balance Sheet Information, to identify in the tables where such reserves are recorded. For the third quarter 2007 Form 10-Q we will revise our disclosures in Note 11 to include the following (see bold text):

“As of January 1, 2007, the Company has unrecognized income tax benefits totaling $309 million and related accrued interest and penalties of $31 million (after related tax benefits), which are primarily recorded in Other long-term obligations in the condensed consolidated balance sheets. If recognized, essentially all of the unrecognized tax benefits and related interest and penalties would be recorded as a benefit to income tax expense on the consolidated statement of income. The Company does not currently anticipate significant changes in the amount of unrecognized income tax benefits over the next year.”

Paragraph 17 of FIN 48 requires that liabilities associated with unrecognized tax benefits be classified as current to the extent the company anticipates payment of cash within one year and that such liabilities should not be combined with deferred tax liabilities or assets. Accordingly, we have recorded $2 million of the reserves as current liabilities based on the expectation that cash will be paid within one year, and the remaining liabilities are recorded as long-term, separately from deferred taxes, based on the expectation that cash will be paid beyond one year. We review this balance sheet classification at least quarterly.

MD&A Contractual Obligation Table

In our 2007 first quarter Form 10-Q, we disclosed in Note 11 the increase in tax liabilities due to the adoption of FIN 48, but we did not believe the impact was material to warrant a separate update to the contractual obligations disclosures which were included in the MD&A section of the 2006 Form 10-K.

However, in response to the SEC staff’s request we will include the following disclosures in future filings (see bold text):

MD&A section of the 2007 third quarter Form 10-Q (New)

“Off-Balance Sheet Arrangements and Contractual Obligations

See Note 11 to the condensed consolidated financial statements for information related to the adoption of FIN 48, effective January 1, 2007. The adoption of this standard resulted in an increase of $158 million to obligations for tax and interest liabilities related to uncertain tax positions.”

MD&A section of the 2007 annual Form 10-K - Off-Balance Sheet Arrangements and Contractual Obligations

We will include in the table any FIN 48 obligations where we are able to make reasonable estimates of the timing of cash settlements with the respective taxing authorities. If reasonable estimates cannot be made, we will disclose such amounts in the footnotes to the table along with the reason for not including it in the table.

5